Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Income before provision for income taxes	$123,709	$314,780	$285,148	$123,952	$67,781
Interest incurred	80,173	73,208	59,024	47,188	26,783
Less interest capitalized	(80,173)	(73,208)	(59,024)	(47,188)	(26,783)
Amortization of capitalized interest included in cost of sales	54,356	55,748	62,671	36,376	28,109
Non-cash impairment charge	39,895	4,600	—	—	—
Cash distributions of income from unconsolidated joint ventures	2,599	2,708	—	37,501	24,621
Less equity in (income) loss of unconsolidated joint ventures	(3,242)	(4,301)	699	(31,236)	(27,748)

Earnings	$217,317	$373,535	$348,518	$166,593	$92,763

Interest incurred
Interest capitalized	80,173	73,208	59,024	47,188	26,783

Fixed Charges	$80,173	$73,208	$59,024	$47,188	$26,783

Ratio of Earnings to Fixed Charges	2.71x	5.10x	5.91x	3.53x	3.46x